

Mail Stop 3720

June 8, 2017

Andre J. Fernandez
President and Chief Executive Officer
CBS Radio Inc.
1271 Avenue of the Americas
New York, NY 10020

> **Re: CBS Radio Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed May 30, 2017**
> **File No. 333-217279**

Dear Mr. Fernandez:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 11, 2017 letter.

Questions and Answers About the Exchange Offer and the Transactions, page 1

Q. Will National Amusements, Inc. participate in the exchange offer?, page 4

1.   We note your response to prior comment 3. Please further revise to make clear that as a result of the exchange offer and possible spin-off, National Amusements could not become the controlling shareholder of CBS Radio/Entercom.

Accounting Treatment and Considerations, page 40

2.   We note your response to comment 16 and your statement that beyond the 2018 Annual Meeting, the Entercom Board of Directors will decide whom to nominate for vacancies on the Entercom board. Tell us your consideration of Class A shareholders' rights to nominate and elect their slate for vacancies on the Board as well as their ability to remove and replace both Class A directors in concluding that "the likelihood that Entercom's pre-merger Directors (or their replacements) and their future nominees will not comprise a majority of the Board is remote".

3.   We also note your statement that "CBS will not be involved in the appointment of any new directors after the Merger." However, on Exhibit F of the Merger Agreement, it is stated that "the post-closing directors of the Surviving Corporation will be determined by Acquiror after reasonable consultation with CBS." Please clarify this inconsistency and the level of CBS' involvement in the selection of post-closing directors.

4.   We note your response to comment 17. Considering the value of the golden parachute payments to Messrs. David Field and Richard Schmaeling as disclosed on page 211 of the Proxy Statement filed on June 2, 2017, tell us how the terms and payouts of their respective agreements provide them incentives to continue their employment with the combined company on a long-term basis. In this regard, we note that the agreements with Mr. Field and Mr. Shmaeling end two years and one year, respectively following the completion of the Merger. Additionally, we note your disclosure on page 39 that other officers will be determined by Entercom after reasonable consultation with CBS prior to the closing of the Merger. It is also stated in Exhibit G of the Merger Agreement that "the officers of the Surviving Corporation officers will be determined by Acquiror after reasonable consultation with CBS prior to the closing of the merger." Please make clear CBS' involvement in the selection of pre-closing and post-closing officers. Please identify these additional officers and their respective agreements if material in your next filing.

The Exchange Offer
Terms of the Exchange Offer

Upper Limit, page 71

5.   We note your response to our prior comment 23 and your revised disclosure that the upper limit will represent a "discount for Radio Common Stock based on the closing price of CBS Class B Common Stock on the NYSE and Entercom Class A Common Stock on the NYSE on the trading day immediately preceding the commencement of the exchange offer." Please revise further to explain who will determine the percentage of the discount and how it will be determined.

Guaranteed Delivery Procedures, page 79

6.   We note the following disclosure in this section and throughout the registration statement: "Holders of CBS Class B Common Stock…who cannot deliver all other required documents to the Exchange Agent prior to 5:00 p.m., New York City time, on the expiration date…must deliver to the exchange agent by facsimile transmission a properly completed and duly executed notice of guaranteed delivery..." This disclosure implies that holders of CBS Class B Common Stock cannot tender their shares in the last seven hours before the exchange offer expires. Please revise the language to clarify that shares may be tendered up until the expiration of the exchange offer or advise.

Withdrawal Rights, page 81

7.   Please disclose the date after which security holders may withdraw securities tendered in the offer pursuant to federal law. See Item 1004(a)(1)(vi) of Regulation M-A and Section 14(d)(5) of the Exchange Act.

Management's Discussion and Analysis of Financial, Condition and Results of Operations for CBS Radio, page 113

Overview – Business Overview and Strategy, page 113

8.   We note your response to prior comment 28. To provide further insight into management's outlook towards the business and to allow investors to reconcile the projections with actual historical results, include your supplemental response: "The revenue growth reflected in the CBS Radio projections is driven by expected growth from digital, events and other revenue, which is consistent with the growth of the growth CBS Radio experienced in the first quarter of 2017, while the projections did not anticipate the loss in market share or decline in market demand that CBS Radio experienced."

5) Merger Costs, page 161

9.   You accrued certain Merger-related costs (to be) incurred after March 31, 2017 but prior to the closing of the merger. It appears that Messrs. Fernandez, Siegel, and Herman are not expected to continue in their current capacities following the closing of the transaction. Please tell us how you considered accruing compensation and benefits to be payable upon termination to these officers as disclosed on page 213. Notwithstanding that these charges should be excluded from the pro forma income statement because they reflect charges directly attributable to the merger that will not have a continuing impact on the registrant's operations, they should be reflected in the pro forma balance sheet because they are directly attributable and factually supportable.

6) Income Taxes, page 161

10.   We note your response to comment 33 and your statement that Entercom's ability to utilize its existing NOLs may be limited by Entercom's market value at the closing of the transaction. Considering that Entercom's stock price has dropped significantly since the date of the Merger agreement, please quantify, by way of example, how Entercom's market value may limit the utilization of such NOLs, given a certain stock price as of the closing date of the transaction.

The Transactions
Background of the Transactions, page 170

11.   We note your response to prior comment 38 and your revised disclosure in response to that comment. Please disclose the method of selection of Morgan Stanley and Centerview Partners pursuant to Item 1015(b)(3) of Regulation M-A. You have disclosed those entities' qualifications rather than the method by which it was determined to hire those specific advisors.

12.   We note your response to our prior comment 39. Each discussion with or presentation by an outside party, whether preliminary or final, is a separate report, the substance of which should be summarized in the prospectus. Please revise your disclosure to provide substantive information regarding what was said by Morgan Stanley on December 30, 2016 and January 7, 2017. Alternatively, you may provide this to us as supplemental information so that we may better evaluate your response.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact William Mastrianna, Attorney-Adviser, at (202) 551-3778 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications